Exhibit 21.1

Tri-State Generation and Transmission Association, Inc.

Subsidiaries of Registrant

As of June 1, 2016

Name	Jurisdiction of Incorporation or Organization	Name Under Which Business is Conducted
Elk Ridge Mining and Reclamation, LLC	Colorado	Elk Ridge Mining and Reclamation, LLC
Axial Basin Coal Company	Delaware	Axial Basin Coal Company
Taylor Creek Holding Company	Delaware	Taylor Creek Holding Company
Colowyo Coal Company L.P.	Delaware	Colowyo Coal Company L.P.
Springerville Unit 3 Partnership LP	Delaware	Springerville Unit 3 Partnership LP
Springerville Unit 3 OP LLC	Delaware	Springerville Unit 3 OP LLC
Springerville Unit 3 Holding LLC	Delaware	Springerville Unit 3 Holding LLC
JMSGEN IGP, LLC	Delaware	JMSGEN IGP, LLC
JMSGEN ILP, LLC	Delaware	JMSGEN ILP, LLC
Thermo Cogeneration Partnership, L.P.	Delaware	Thermo Cogeneration Partnership, L.P.

Ex. 21.1-1